Exhibit 97

CHINA NATURAL RESOURCES, INC.

CLAWBACK POLICY

The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of China Natural Resources, Inc. (the “Company”) believes that it is appropriate for the Company to adopt this Clawback Policy (the “Policy”) to be applied to the Executive Officers of the Company and adopts this Policy to be effective as of the Effective Date.

1.	Definitions

For purposes of this Policy, the following definitions shall apply:

a)	“Group” means the Company and each of its subsidiaries or consolidated affiliated entities, as applicable.

b)	“Covered Compensation” means any Incentive-Based Compensation granted, vested or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was Received (i) on or after October 2, 2023 (the effective date of the Nasdaq listing standards), (ii) after the person became an Executive Officer, and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association such as Nasdaq.

c)	“Effective Date” means October 2, 2023.

d)	“Erroneously Awarded Compensation” means the amount of Covered Compensation granted, vested or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation that constitutes Erroneously Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested or paid and the Committee shall maintain documentation of such determination and provide such documentation to Nasdaq.

e)	“Exchange Act” means the U.S. Securities Exchange Act of 1934.

f)	“Executive Officer” means the Company’s president, chairman of the board, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. “Policy-making function” does not include policy-making functions that are not significant. Both current and former Executive Officers are subject to the Policy in accordance with its terms.

g)	“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of IFRS/U.S. GAAP or non-IFRS/non-U.S. GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price or (iii) total shareholder return. Financial Reporting Measures need not be presented within the Company’s financial statements or included in a filing with the SEC.

h)	“Home Country” means the Company’s jurisdiction of incorporation, i.e., the British Virgin Islands.

i)	“Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

j)	“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on if or when the Restatement is actually filed.

k)	“Nasdaq” means the Nasdaq Capital Market.

l)	“Received” means Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

m)	“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement) or (ii) to correct an error in previously issued financial statements that is not material to the previously issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously Awarded Compensation under the Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.

n)	“SEC” means the U.S. Securities and Exchange Commission.

2.	Recovery of Erroneously Awarded Compensation

In the event of a Restatement, any Erroneously Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Group in accordance with Section 3 of this Policy. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously Awarded Compensation in accordance with Section 3 of this Policy, except as provided below.

Notwithstanding the foregoing, the Committee (or, if the Committee is not a committee of the Board responsible for the Company’s executive compensation decisions and composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously Awarded Compensation from any person if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Policy would exceed the amount to be recovered, including the costs that could be incurred if pursuing such recovery would violate local laws other than the Company’s Home Country laws (following reasonable attempts by the Group to recover such Erroneously Awarded Compensation, the documentation of such attempts, and the provision of such documentation to Nasdaq), (ii) pursuing such recovery would violate the Company’s Home Country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel acceptable to Nasdaq that recovery would result in such a violation and provides such opinion to Nasdaq), or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

3.	Means of Repayment

In the event that the Committee determines that any person shall repay any Erroneously Awarded Compensation, the Committee (or through the relevant department of the Group) shall either (i) provide written notice to such person by email or certified mail to the physical address on file with the Group for such person or (ii) enter into a written agreement with such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Group shall be entitled to set off the repayment amount against any amount owed to the person by the Group, to require the forfeiture of any award granted by the Group to the person, or to take any and all necessary actions to reasonably promptly recover the repayment amount from the person (including cancellation of vested share-based awards), in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the U.S. Internal Revenue Code and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice or written agreement described above, the applicable person shall be required to repay the Erroneously Awarded Compensation to the Group by wire, cash, cashier’s check or other means as agreed by the Committee no later than thirty (30) days after receipt of such notice or entrance of such agreement.

4.	No Indemnification

No person shall be indemnified, insured or reimbursed by the Group in respect of any loss of compensation by such person in accordance with this Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Policy, and no person shall be paid or reimbursed by the Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to effect the recovery of any Erroneously Awarded Compensation). In no event shall the Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.

5.	Miscellaneous

This Policy generally will be administered and interpreted by the Committee, provided that the Board may, from time to time, exercise discretion to administer and interpret this Policy, in which case, all references herein to “Committee” shall be deemed to refer to the Board. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all interested parties. Any discretionary determinations of the Committee under this Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

This Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the Nasdaq, including any additional or new requirements that become effective after the Effective Date which upon effectiveness shall be deemed to automatically amend this Policy to the extent necessary to comply with such additional or new requirements.

The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. Recovery of Erroneously Awarded Compensation under this Policy is not dependent upon the Group satisfying any conditions in this Policy, including any requirements to provide applicable documentation to the Nasdaq.

The rights of the Group under this Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recovery, or remedies or rights other than recovery, that may be available to the Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Group.

6.	Amendment and Termination

To the extent permitted by, and in a manner consistent with applicable law, including SEC and Nasdaq rules, the Committee may terminate, suspend or amend this Policy at any time in its discretion.

7.	Successors

This Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators or other legal representatives with respect to any Covered Compensation granted, vested or paid to or administered by such persons or entities.